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03054226

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2003
WASH. D.C.
155

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MARK STEWART SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20241 SW BIRCH STREET, 2ND FLOOR

(No. and Street)

NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK STEWART (949) 955-2400

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVIN G. BREARD, CPA - AN ACCOUNTANCY CORPORATION

(Name — if individual, state last, first, middle name)

9010 CORBIN AVENUE, SUITE 7 (Address) NORTHRIDGE (City) CALIFORNIA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mark Stewart Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 13 day of March 2003

Notary Public

Signature

President

Title


SHARI DILL-REE
Commission # 1352760
Notary Public - California
Orange County
My Comm. Expires Apr 22, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Mark Stewart Securities, Inc.

I have audited the accompanying statement of financial condition of Mark Stewart Securities, Inc. (an S Corporation) as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Stewart Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 29, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Mark Stewart Securities, Inc.
Statement of Financial Condition
As of December 31, 2002

Assets

Receivable from clearing firm	$ 8,976
Deposits at clearing firm	25,210
Furniture and equipment, net of $6,215 accumulated depreciation	2,530
Securities, not readily marketable	3,300
Organization costs, net of $28,780 accumulated amortization	–
Total assets	$ 40,016

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 2,298
Short–term bank loans	4,980
Loan from related party	100
Loan payable to officer	1,611
Total liabilities	8,989

Stockholder's equity

Common stock, no par value, 20,000,000 shares authorized, 2,000,000 shares issued and outstanding	5,555
Retained earnings	25,472
Total stockholder's equity	31,027
Total liabilities and stockholder's equity	$ 40,016

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Statement of Income
For the year ended December 31, 2002

Revenue	
Commissions	$ 141,134
Interest income	242
Other income	4,371
Total revenue	145,747
Expenses	
Employee compensation	4,410
Commissions, trading fees and floor brokerage	73,536
Communications	7,111
Occupancy & equipment rental	5,472
Interest expense	4,857
Taxes, other than income taxes	5,143
Other operating expenses	29,999
Total expenses	130,528
Income (loss) before income taxes	15,219
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ 14,419

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance on January 1, 2002	$ 5,555	$ 15,445	$ 11,053	$ 32,053
Stockholder's withdrawal of capital	–	(15,445)	–	(15,445)
Net income	–	–	14,419	14,419
Balance on December 31, 2002	$ 5,555	$ –	$ 25,472	$ 31,027

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:		
Net income		$ 14,419
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 1,106	
Amortization	4,796	
(Increase) decrease in:		
Accounts receivable	(3,165)	
Clearing deposit	10,425	
(Decrease) increase		
Accounts payable	(4,503)	
Income taxes payable	(863)	
Total adjustments		7,796
Net cash provided by operating activities		22,215
Cash flows from investing activities:		-
Cash flows from financing activities:		
Proceeds from issuance of short term bank loans	4,980	
Proceeds from short term loan payable-related party	100	
Increase in loan payable officer	(12,014)	
Distributions of additional paid-in capital	(15,445)	
Net cash used in financing activities		(22,379)
Net decrease in cash		(164)
Cash at beginning of year		164
Cash at end of year		$ -

Additional disclosures:	
Taxes paid	$ 800
Interest paid	$ 4,857

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Notes to Financial Statements
For the year ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mark Stewart Securities, Inc. (the "Company"), an S Corporation, was originally incorporated under the name "Trademark Investments, Inc.", on May 15th, 1996 in the state of California. On November 19, 2000, the Company changed its name to Mark Stewart Securities, Inc. The Company operates, a general securities business, specializing in Orange County stocks, including options, on a fully disclosed basis whereby it does not hold customer funds or securities, and Regulation D offerings on a best efforts basis.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC) and Municipal Securities Rulemaking Board (MSRB).

The Company has 175 clients, most in the Orange County area. About twenty five to thirty (10-15) of the these clients generate 25% of the Company's revenue.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting Principles Generally Accepted in the United States of America (US GAAP) requires securities transactions to be recorded on a trade basis. There is no material difference between trade date and settlement date accounting.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

The Company has elected to amortize its organization costs over a five (5) year period. The amortization expense for the year ended December 31, 2002 was $4,796.

Mark Stewart Securities, Inc.
Notes to Financial Statements
For the year ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to a S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $25,000 with Wedbush Morgan Securities as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate. The balances at December 31, 2002 include interest earned for a deposit total of $25,210.

Note 3: FURNITURE AND EQUIPMENT, NET

The furniture and equipment are recorded at cost.

		Depreciable Life Years
Furniture & equipment	$ 8,745	5-7
Less accumulated depreciation	(6,215)	
	$ 2,530	

Depreciation expense for the year ended December 31, 2002 was $1,106.

Mark Stewart Securities, Inc.
Notes to Financial Statements
For the year ended December 31, 2002

Note 4: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 300 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche became exercisable on June 28, 2002 at $13. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 1	300 shares	June 28, 2002	June 27, 2003	$ 13.00
Tranche 2	300 shares	June 30, 2003	June 25, 2004	$ 14.00
Tranche 3	300 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their cost of $3,300.

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision of $800 represents the California state minimum tax . Similar to the Federal Rules, the net income passes through to the stockholders so that both federal and state taxes are primarily paid on the individual level.

Note 6: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $25,197 exceeded the minimum net capital requirement by $20,197; and the Company's ratio of aggregate indebtedness ($8,989) to net capital was 0.36 to 1,which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Mark Stewart Securities, Inc.
Notes to Financial Statements
For the year ended December 31, 2002

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 28,817
Adjustments:		
Non-allowable assets	$ 7,702	
Retained earnings	(11,322)	
Total adjustments		(3,620)
Net capital per audited statements		$ 25,197

Mark Stewart Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Stockholder's equity		
Common stock	$ 5,555	
Retained earnings	25,472	
Total stockholder's equity		$ 31,027
Less: Non-allowable assets		
Furniture and equipment, net	(2,530)	
Securities, not readily marketable	(3,300)	
Organization costs, net	–	
Total non-allowable assets		(5,830)
Net capital before haircuts		25,197
Less: Haircuts and undue concentration		–
Net Capital		25,197
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 599	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 20,197
Ratio of aggregate indebtedness to net capital	0.36 : 1	

There was a material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002, see note 7.

See independent auditor's report.

Mark Stewart Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirement is not applicable to Mark Stewart Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Mark Stewart Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Mark Stewart Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Mark Stewart Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Mark Stewart Securities, Inc.

In planning and performing my audit of the financial statements of Mark Stewart Securities, Inc. for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Mark Stewart Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 29, 2003